YEAR END REPORT

Arkisys, Inc.

EOY 2022

10751 Noel Street
Los Alamitos, CA 90720

(866) 275-4797
www.arkisys.com
investors@arkisys.com

TABLE OF CONTENTS

1. INTRODUCTION

Throughout this document, mentions of Arkisys refers to Arkisys, Inc., a California Corporation formed on November 14, 2014 in California (the "Company"). The Company's physical address is 10751 Noel St, Los Alamitos, CA 90720.

You may contact the Company by emailing investors@arkisys.com. This annual report is available upon request only by authorized investors, auditors, tax professionals, or as required by law. The Company may provide additional, occasional updates to investors via email, or website.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

Any securities mentioned have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature. Securities mentioned herein were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The preparation of this report in conformity with accounting principles generally accepted in the United States of America requires the use of the Company's management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

2. EXECUTIVE SUMMARY

The Company

Arkisys, Inc. (the "Company") was incorporated in the State of California on November 14, 2014. The Company builds Space platforms and vessels that will be able to be re-docked and re-used again and again, enabling low cost lease-based services for new innovations, inventions, communications, and creative assemblies in Space. The Chief Executive Officer of Arkisys, Inc. is David Barnhart; Mr. Barnhart's previous experience in commercial, academic, and Defense Space programs brings unique and extraordinary expertise to our team.

Fiscal Year

The Company operates on a December 31st year-end.

Business Activities

In 2022 the company has spearheaded additional initiatives to further our business plan and capabilities both internally and within and for the greater Space business community. These include

- The creation of three full scale prototype ground units of the Arkisys Port Module, or "Wedges". The company now has one half of the full scale Port Module which is the building block for our Port Ecosystem to do ground testing on;

- Upgraded the Arkisys Digital Twin, and demonstrated its operation to US and international customers. The Digital Twin is a virtual "twin" of the Port Module that operates in a simulation environment to test out the systems that will be engaged in space;

- Built and on track to fly in 2023 our universal data protocol device, or Applique, which is the key element to support very fast ground onboarding for customers all over the world before they deliver hardware;

- Rolled out an announced a unique program in the US called EMBARK. This program is targeted to US companies that have investments from the USG in the Small Business Innovative Research (SBIR) and Small Business Technology Transfer (STTR) to get them to fly early and thus accelerate the US industries innovation in space;

- Rolled out and announced a pilot program with Precious Payload, a payload to space provider "broker" that is international in its scope and reach;

- Continued to develop additional software frameworks for our HarborMaster central analytical tools and simulations to enable very rapid onboarding of customers and efficient Space operations of our Port's.

In 2022, Arkisys, Inc. was also proud to continue to support the Defense Innovation Unit (DIU) which is a unique commercially forward leaning agency of the Department of Defense. This continuing effort continued our focus on expanding rendezvous and proximity operations (RPO) planning and analysis for visiting vessel safety and efficiency around the Port, additional live customer demonstrations of our capabilities, and outreach to the USG on the Company's space architecture. This work has also brought more visibility to our customer base, and has expanded our customer acquisition and commercial strategy.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States, as well as to the overall economy related to Space and the Space industry. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Company continues to face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

Management believes the Company is taking appropriate actions to mitigate negative impacts. However, the full economic impact of COVID-19 is still unknown and cannot be reasonably estimated as of December 31, 2022.

3. ANNUAL FINANCIAL REPORT

The annual financial report (complete with a profit and loss and balance sheet summary statement) provides insight into the Company's current financial position. Additionally, the Company has included links to previous CPA review letters for 2019-2021, with written conclusions in Section 5 below. It is our hope that upon reading this report (including the financial models contained herein), you will gain a better understanding of our business's directions, as well as a clear idea about whether we will continue with all current initiatives, modify any of them, or terminate and/or replace any of them.

Arkisys Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
▾ ASSETS	
▸ Current Assets	**$205,944.01**
▾ Fixed Assets	
▾ 15000 Capital Assets	
15100 Computer Equipment	2,125.91
15200 Manufacturing Equipment	885.83
15500 Patents & Trademarks	107,400.00
15600 Research & Development	116,947.57
Total 15000 Capital Assets	**227,359.31**
Total Fixed Assets	**$227,359.31**
TOTAL ASSETS	**$433,303.32**
▾ LIABILITIES AND EQUITY	
▸ Liabilities	**$25,715.60**
▾ Equity	
▸ 32000 Shareholder's Equity	**169,500.02**
32554 NetCapital Equity Account	199,699.45
39999 Retained Earnings	35,605.91
Net Income	2,782.34
Total Equity	**$407,587.72**
TOTAL LIABILITIES AND EQUITY	**$433,303.32**

Arkisys Inc.

Profit and Loss

January - December 2022

	TOTAL
▾ Income	
▾ 40000 Revenue	
41000 Fixed Price Contracts	350,000.00
Total 40000 Revenue	**350,000.00**
Total Income	**$350,000.00**
▸ Cost of Goods Sold	**$227,425.99**
GROSS PROFIT	**$122,574.01**
▸ Expenses	**$109,106.37**
NET OPERATING INCOME	**$13,467.64**
▸ Other Expenses	**$10,685.30**
NET OTHER INCOME	**$ -10,685.30**
NET INCOME	**$2,782.34**

Equity

ARKISYS CAPITALIZATION DATA   TOTAL CLASS A SHARE POOL -------------> 15,000,000
AS OF 1-10-2023   TOTAL CLASS B SHARE POOL -------------> 5,000,000

CLASS A SHARES

	Initial Dollars	Initial Founding # of Shares	Value per Share at Purch	Addtl Invst/Offer Additional Investment	Dollar Value	Value per Share	# of Shares	Percent From Class A	Certificate Date	Stock Certificate #	Notes
Talbot - PSP&T	$ 47,000	4,700,000	0.0100		$ 47,000	0.0100	4,700,000	31.33%	7/23/15	7	
David - PSP&T	$ 47,000	4,697,000	0.0100		$ 47,000	0.0100	4,697,000	31.31%	7/23/15	8	
David - PSP&T *			0.0100	$ 10,000	$ 10,000	0.0100	1,000,000	6.67%	3/1/16	9	
Sub-Total David				$ 10,000	$ 57,000		5,697,000	37.98%			
Lisa - PSP&T **			0.0870	$ 50,000	$ 50,000	0.0870	574,713	3.83%	5/14/17	10	
Sub-Total PSP&T				$ 60,000	$ 154,000		10,971,713	73.14%			
Talbot - Personal Ownership	$ 3,000	300,000	0.0100		$ 3,000	0.0100	300,000	2.00%	7/23/15	5	
David - Personal Ownership	$ 3,000	300,000	0.0100		$ 3,000	0.0100	300,000	2.00%	7/23/15	6	
David - Personal Ownership			0.0100	8,000	$ 8,000	0.0100	800,000	5.33%			Approved BOD Mtg 10-2-2020, for investment in company operations over last 3 years as outstanding bills
Peter Will-Advisor						0.0870	37,500	0.25%	10/2/20		Original Approved BOD Mtg 10-2-2020 for up to 1% shares, under the FAST agreement. Vesting period is 1 year
Peter Will-Advisor						0.0870	37,500	0.25%		VEST 11/1/2022	Proposed for 2021 BOD Meeting to following original agreement, additional 0.25% with 1 year vesting.
Paul Lithgow-Advisor						0.0870	37,500	0.25%	10/2/20		Original Approved BOD Mtg 10-2-2020 for up to 1% shares, under the FAST agreement. Vesting period is 1 year
Paul Lithgow-Advisor						0.0870	37,500	0.25%		VEST 11/1/2022	Proposed for 2021 BOD Meeting to following original agreement, additional 0.25% with 1 year vesting.
Brad Adams-Advisor						0.0870	37,500	0.25%	10/2/20		Original Approved BOD Mtg 10-2-2020 for up to 1% shares, under the FAST agreement. Vesting period is 1 year
Brad Adams-Advisor						0.0870	37,500	0.25%		VEST 11/1/2022	Proposed for 2021 BOD Meeting to following original agreement, additional 0.25% with 1 year vesting.
Dan Lopez-First Employee						0.0870	300,000	2.00%	10/2/20		Approved BOD Mtg 10-2-2020, full percent vests in 1 year from date of approval (10-2-2020)
Dan Lopez - Close Financing						0.0870	300,000	2.00%		VEST 11/1/2022	Proposed at BOD Mtg 9-18-2021, vest over 1 year from date of assignment
Dan Lopez - Furlough+Salary Offset						1.0700	225,000	1.50%		VEST July 30th, 2023	Proposed at next BOD Mtg 2022/3, vest over 1 year from date of assignment
Rahul Rughani-Second Employee						0.0870	150,000	1.00%		VEST 1/1/2023	Approved by BOD Resolution 1-1-2022, vest over 1 year from date of signup for incentive
Rahul Rughani-Signing Bonus						1.0700	600,000	4.00%		VEST July 30th, 2023	Proposed at next BOD Mtg 2022/3, vest over 1 year from date of assignment
Sub-Total Personal Ownership					$ 14,000		3,200,000	21.33%			
SUB-TOTAL	$ 100,000	9,997,000		$ 60,000	$ 110,000		14,171,713	94.48%			
Outstanding Class A Shares			0.0100		$ 160,000	0.0100	828,287	5.52%			
Hold BOA upgrade/new BOD							375,000	2.50%			Holding 3x0.5% for BOA, then 1% for new BOD
Hold for External Investment							453,287	3.02%			Available Class A for investment at $1/Share
NON ASSIGNED							-	0.00%			OPEN
TOTAL CLASS A	$ 100,000	9,997,000		$ 60,000	$ 270,000		15,000,000	100%			

CLASS B SHARES

	Initial Dollars	Initial Founding # of Shares	Value per Share at Purch	Addtl Invst/Offer Additional Investment	Dollar Value	Value per Share	# of Shares	Percent Class B Ownership	Certificate Date	Stock Certificate #	Notes
NetCapital Funding Portal					$ 199,000	1.0700	185,981	3.72%			As of closing date of 7/29/2022
Livingston Securities					$ 50,000	1.0700	46,729	0.93%			
Outstanding Class B Shares		5,000,000	-		$ -	-	4,767,290	95.35%			
TOTAL CLASS B		-					5,000,000	100%			Total 5M Made available by BOD Resolution for NetCapital

Common *Stock* - *Class A*

Under the amended articles of incorporation, the total number of common shares of Class A common stock that the Corporation has authority to issue is 15,000,000 shares, at $0.00 par value per share. As of December 31, 2022, 14,171,713 shares have been issued and are outstanding.

Common *Stock* - *Class B*

Under the amended articles of incorporation, the total number of common shares of class B common stock that the Corporation shall have authority to issue is 5,000,000 shares, at $1.07 par value per share. As of December 31, 2022, 232,710 shares have been issued and are outstanding.

Equity Incentive

The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of Class A common stock to its employees, advisors and subcontractors. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Shares are generally granted in lieu of compensation; those share awards generally vest based on one year of continuous service and with a three-month cliff period. As of December 31, 2022, 825,000 shares have been issued under the Plan. The Company has recorded stock- based compensation of *$84,825* as of December 31, 2022.

Past Events

Crowdfunding Offering

The Company offered (the "Crowdfunded Offering") up to $1,070,000 in common stock in the Company as a Crowdfunding exercise through the NetCapital Funding Portal, Inc. (the "Intermediary" aka "NetCapital"). The Intermediary was entitled to receive a 4.9% commission fee and a *$5,000* listing fee.

Stock Issuance

The Company closed an investment total of 186,635 Class B shares at $1.07 for a dollar value of $199,699.45 USD associated with this raise in July 29 2022. The necessary Form C-U was submitted to the SEC.

Valuation

The company's implied valuation after the RegCF offering (*post-money*) is:

14,196,713 shares × $1.07 per share = $15,190,483 implied valuation

Managements Evaluation

The Company has evaluated subsequent events through December 31, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

4. ONGOING REPORTING REQUIREMENTS

The Company has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202) in 2022.

The Company will file a report electronically with the SEC annually, as required, and make the report available to investors no later than 120 days after the end of each fiscal year covered by the report.

5. AUDITOR'S REPORT

The Company has a CPA Review Letter from 2019-2020 and is available online and additional 2021 information is located online.

The Company, through NetCapital's funding portal, is required to share links to each of the SEC filings related to its offering with investors.

- Form C on February 18, 2022
- Form C/A on March 10, 2022
- Form C/A on April 6, 2022
- Form C/A on April 25, 2022
- Form C/A on May 2, 2022
- Form C/A on June 21, 2022
- Form C-U on August 19, 2022

6. CONCLUSIONS

After presenting the related data on Arkisys, Inc.'s expenses and projected profits and losses for the year 2022, we were able to implement our additional programs successfully; moreover, Arkisys, Inc. was able to manage expenditure costs. The Company and Board of Directors have approved the continuation of Arkisys commercial activity into the next fiscal year of 2023, with evaluations on a quarterly basis.

(Signature Page Follows)

FOR THE COMPANY

I, _Dave Barnhart_____, certify that:

(1) The financial statements of the Company included in this report are true and complete in all material respects; and

(2) The Company has filed a corporate tax return for the year ended December 31, 2022.

DocuSigned by:

Dave Barnhart

C50AE4EBAED74D1

David Barnhart

CEO

DS

DL

Dan Lopez

CFO